UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs agreement to install CO2 capture and storage hub (CCUS)

—

Rio de Janeiro, December 4, 2023 - Petróleo Brasileiro S.A. - Petrobras informs that it signed, this Sunday (03/12/2023), at COP-28, in Dubai, a protocol of intentions with the Government of the State of Rio de Janeiro for the joint evaluation of the implementation of pilot projects for a CO2 capture and storage hub (the so-called CCUS) in the State of Rio de Janeiro. The agreement also includes the analysis of decarbonization solutions combined with CCUS, such as low-carbon hydrogen.

The company had already announced in May this year that it is studying the development of a pilot CCUS project in the north of Rio de Janeiro with the capacity to store 100,000 tons of CO2 per year.

The pilot project under study will use a CO2 stream separated at the Cabiúnas Gas Treatment Unit (UTG-CAB), located in the municipality of Macaé. This stream will be treated and moved through a pipeline to the Barra do Furado Station, located in the municipality of Quissamã. It will then be injected and stored permanently in a saline reservoir. The knowledge gained from this pilot will be crucial for the future implementation of the definitive, large-scale CCUS hub, also planned for the state of Rio de Janeiro.

Strategic partnership with Rio de Janeiro

The initial estimate is that the Rio de Janeiro CCUS hub, when implemented, could help avoid emissions generated not only by Petrobras' operations, but also by other segments such as the cement industry and steel mills in Rio de Janeiro, among others.

The state of Rio de Janeiro was chosen to host the CCUS hub pilot project due to the infrastructure already installed by Petrobras in the state and the technical knowledge accumulated by the company in its exploration and production (E&P) operations, as well as the potential for capturing industrial emissions from third parties.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9º Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer